Exhibit 99.2

Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.03 Per Share

San Jose, California – October 24, 2013 – **Heritage Commerce Corp (Nasdaq:HTBK),** today announced that its Board of Directors declared a $0.03 per share quarterly cash dividend to holders of common stock and Series C Preferred Stock (on an as converted basis). The dividend will be paid on November 25, 2013, to shareholders of record on November 7, 2013.

"This quarterly cash dividend reflects our commitment to return value to shareholders, and it is a testament to the strength of our core banking franchise and the performance of our team members," said Walter Kaczmarek, President and Chief Executive Officer.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

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